UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS
LIMITED

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Concord Healthcare Announces Completion of Placing of New Shares under General Mandate

Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a subsidiary of Concord Medical Services Holdings Limited (the “Company”) (NYSE: CCM), which subsidiary is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, announced it completed the placing on June 4, 2025 in accordance with terms and conditions of the placing agreement previously announced on May 28, 2025. A total of 18,600,000 placing shares have been successfully placed by the placing agent to no fewer than six placees at the placing price of HK$5.38 per placing share pursuant to the terms and conditions of the placing agreement.

The Company previously announced the listing of Concord Healthcare’s H shares on the HKSE on January 9, 2024. The information related to Concord Healthcare’s Transactions on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: June 4, 2025